UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
☑    Form 10-K     ☐    Form 20-F     ☐    Form 11-K     ☐    Form 10-Q
☐     Form 10-D     ☐    Form N-SAR     ☐    Form N-CSR

For Period Ended: December 31, 2015

☐Transition Report on Form 10-K            ☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F            ☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Verso Corporation	Verso Paper Holdings LLC
Full Name of Registrant	Full Name of Registrant

Verso Paper Corp.	N/A
Former Name if Applicable	Former Name if Applicable

6775 Lenox Center Court, Suite 400
Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38115-4436
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Verso Corporation (“Verso”) and Verso Paper Holdings LLC (“Verso Holdings”) have determined that they are unable to file their combined Annual Report on Form 10-K for the fiscal period ended December 31, 2015 (“2015 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below:

On January 26, 2016, Verso announced that Verso and substantially all of its direct and indirect subsidiaries, including Verso Holdings (collectively referred to herein as the “Company”), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware, or the “Chapter 11 Cases.” In the months leading up to and since the filing of the Chapter 11 Cases, the Company has been primarily engaged in addressing bankruptcy-related matters, negotiating with creditors, and reformulating its business strategy in an effort to emerge from bankruptcy. As a result of the increased burdens on the Company’s management, financial, accounting and administrative staff, the Company’s normal closing process for the period ended December 31, 2015 has been disrupted, including its independent auditor’s review and audit procedures. As a result, the Company has been delayed in its preparation of financial statements and other documentation relating to the 2015 Form 10-K. The Company is working diligently to finalize its financial statements for the year ended December 31, 2015, and it is still providing Deloitte & Touche LLP with the information necessary to complete the audit of the Company’s consolidated financial statements. The Company currently expects to file the Annual Report on Form 10-K within the fifteen calendar day extension period provided under Rule 12b-25.

The Company’s failure to deliver its annual financial statements for the fiscal year ended December 31, 2015 by March 30, 2016 would constitute an event of default under the terms of Verso Holdings’ asset-based credit facility in an aggregate principal amount of up to $100 million (the “Verso DIP Facility”) upon the expiration of a 10-day grace period, and under the terms of NewPage Corporation’s (“NewPage Corp”) asset-based credit facility in an aggregate principal amount of up to $325 million (the “NewPage DIP ABL Facility”) and NewPage Corp’s term loan credit facility in an aggregate principal amount of $350 million (the “NewPage Term Loan DIP Facility”, together with the NewPage DIP ABL Facility, the “NewPage DIP Facilities”, and, the NewPage DIP Facilities together with the Verso DIP Facility, the “DIP Facilities”) upon the expiration of a 30-day grace period. The Company, however, obtained an amendment to the Verso DIP Facility on March 31, 2016 that allows the Company to deliver its 2015 annual financial statements no later than 110 days after December 31, 2015 (or by April 19, 2016), with no grace period. If the Company fails to provide the required financial statements by April 19, 2016, the required lenders under the Verso DIP Facility could accelerate debt under the Verso DIP Facility by providing notice to Verso Holdings of such acceleration. Such acceleration under the Verso DIP Facility would trigger a cross-default under the NewPage DIP Facilities and the required lenders thereunder could also accelerate the debt under the NewPage Facilities by providing notice to NewPage Corp of such acceleration.  If the Company fails to provide the required financial statements by April 29, 2016, the required lenders under the NewPage DIP Facilities could accelerate debt under the NewPage DIP Facilities by providing notice to NewPage Corp. of such acceleration.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Allen J. Campbell	(901)	369-4128
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Verso Corporation	☑ Yes ☐ No
	Verso Paper Holdings LLC	☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

	Verso Corporation	☑ Yes ☐ No
	Verso Paper Holdings LLC	☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Part IV (3) Explanation

The below unaudited financial information is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures. The Company’s independent registered public accounting firm has not completed its audit, and does not express an opinion, or any other form of assurance, with respect to this data. This preliminary financial information does not constitute a comprehensive statement of the Company’s financial results for the period or year ended December 31, 2015, and the Company’s final numbers for this data may differ from the below preliminary financial data.

2015 Compared to 2014

Net Sales. Net sales for the year ended December 31, 2015 increased 141% to $3,122 million from $1,297 million in the year ended December 31, 2014. Our sales increase was primarily driven by a 125% increase in total sales volume, from 1,624 thousand tons in 2014 to 3,647 thousand tons in 2015. The increase in volume, which was primarily due to the addition of sales resulting from NewPage acquisition, resulted in $1,675 million of additional revenue. The revenue increase associated with the increased volume was augmented by the impact of pricing improvements of $150 million, as the average sales price per ton increased from $798 to $856, for all of our products in the year ended December 31, 2015, compared to the year ended December 31, 2014. While we recognized pricing improvements in our paper segment, pricing resulted in a decrease in revenue for our pulp segment. When compared to 2014 sales as adjusted to include the impact of the NewPage acquisition and the sale of the Bucksport mill, our sales have declined, on a year-to-date basis, reflecting an increase in offshore imports and a decline in U.S. demand for coated papers.

Cost of sales.  Cost of products sold, excluding depreciation, amortization, and depletion expenses, increased between $1,551 million and $1,553 million, or approximately 132%, in the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to incremental costs as a result of the NewPage acquisition.  Our gross margin, excluding depreciation, amortization, and depletion expenses, was 12.6% for the year ended December 31, 2015, compared to 9.3% for the year ended December 31, 2014, reflecting an incremental $274 million in gross margin, with $151 million attributable to volume increases and $123 million attributable to higher margin per ton as a result of different mix of paper products from NewPage. Depreciation, amortization, and depletion expenses increased $213 million, or 234%, also primarily due to incremental costs as a result of the NewPage acquisition along with the accelerated depreciation recognized as part of the shutdown of a pulp dryer and paper machine at the Androscoggin mill.

Selling, general and administrative. Selling, general and administrative expenses for year ended December 31, 2015 increased primarily due to incremental expenses of $117 million, or 167%, as a result of the NewPage acquisition. As a percentage of sales, selling, general and administrative expenses were 6% for the year ended December 31, 2015 and 5% for the year ended December 31, 2014, respectively.  This increase was primarily attributable to transaction and integration costs related to the NewPage acquisition of $25 million during the year ended December 31, 2015, which are included in Selling, general and administrative expenses.

Restructuring charges.  Restructuring charges for the year ended December 31, 2015 were $54 million, compared to $135 million for the year ended December 31, 2014. In 2015, restructuring charges consisted primarily of $16 million of severance and benefit costs related primarily to the production capacity reductions at our Androscoggin and Wickliffe mills, $16 million of severance and benefit costs related to efforts to integrate the legacy Verso and NewPage operations, and $12 million of expenses related to the sale of the Bucksport mill.

Interest expense.  Verso’s interest expense for the year ended December 31, 2015 was $270 million, compared to $142 million for the year ended December 31, 2014.  Verso Holdings’ interest expense was $272 million for the year ended December 31, 2015 compared to $144 million for the year ended December 31, 2014. The change in interest expense year over year reflects the addition of the NewPage ABL Facility and NewPage Term Loan Facility, the 2015 First Lien Notes issued in connection with the NewPage acquisition and changes resulting from the completion of the second lien and subordinated notes exchange offers.

Cash and Capital expenditures. Our Cash and cash equivalents were $4 million as of December 31, 2015, compared to $6 million as of December 31, 2014. Our capital expenditures were between $63 million and $65 million in 2015, compared to $42 million in 2014.

Subsequent event. On January 26, 2016, Verso announced that Verso and substantially all of its direct and indirect subsidiaries, including Verso Holdings, (collectively referred to herein as the “Debtors”), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. Our board of directors authorized the filing of the Chapter 11 cases to facilitate a debt restructuring necessary to strengthen the company’s balance sheet and to position Verso for long-term success. On March 26, 2016, the Debtors filed a proposed plan of reorganization with the Bankruptcy Court (the “Plan”). In addition to approval by the Bankruptcy Court, the Plan is subject to certain conditions that must be satisfied prior to its implementation. Although we believe that the Plan will satisfy all requirements for confirmation under the Bankruptcy Code, there can be no assurance that the Plan will be approved by the Bankruptcy Court or that the conditions precedent to its implementation will be satisfied or when, if ever, such confirmation and satisfaction will occur.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

EBITDA consists of earnings before interest, taxes, depreciation, and amortization.  Adjusted EBITDA reflects adjustments to EBITDA to eliminate the impact of certain items that we do not consider to be indicative of the performance. Adjusted EBITDA is a financial term commonly used in our industry.  We use Adjusted EBITDA as a way of evaluating our performance relative to that of our peers.  We believe that Adjusted EBITDA is an operating performance measure that provides investors and analysts with a measure of ongoing operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies.

You are encouraged to evaluate each adjustment and to consider whether the adjustment is appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments included in the presentation of Adjusted EBITDA. We believe that the supplemental adjustments applied in calculating Adjusted EBITDA are reasonable and appropriate to provide additional information to investors.  We also believe that Adjusted EBITDA is a useful measurement tool for assessing our ability to meet our future debt service, capital expenditures, and working capital requirements.

Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with U.S. GAAP and are susceptible to varying calculations, EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.  You should consider our EBITDA and Adjusted EBITDA in addition to, and not as a substitute for, or superior to, our operating or net income or cash flows from operating activities, which are determined in accordance with U.S. GAAP.

The following table reconciles net loss to Adjusted EBITDA for the periods presented:

	Year Ended December 31,
(Dollars in millions)	2014	2015
Reconciliation of net (loss) income to Adjusted EBITDA:
Net loss	$(353)	$(418)	-	$(420)
Income tax (benefit) expense	(3)	(3)
Interest expense, net	142	270
Depreciation, amortization, and depletion	91	304
EBITDA	$(123)	$153	-	$151
Restructuring charges(1)	141	59
Integration costs(2)	—	18
NewPage acquisition-related costs(3)	39	18
Reorganization charges(4)	—	10
Loss (gain) on disposal of fixed assets(5)	—	6
Hedge (gains) losses(6)	17	(3)
Equity award expense(7)	2	3
Trademark impairment(8)	6	—
Other items, net(9)	2	5
Adjusted EBITDA	$84	$269	-	$267

(1)
Costs primarily associated with severance and employee related costs and other restructuring charges associated with the NewPage acquisition, the shutdown of a pulp dryer and paper machine at the Androscoggin mill, the indefinite idling of the Wickliffe mill, and the closure of the Bucksport mill.

(2)	Integration costs associated with the NewPage acquisition.

(3)	Professional fees and other charges incurred in connection with the NewPage acquisition, including one-time impacts of purchase accounting.

(4)	Costs incurred in connection with advisory and legal services related to planning for company reorganization.

(5)	Realized losses (gains) on the sale of fixed assets.

(6)	Unrealized losses (gains) on energy-related derivative contracts.

(7)	Amortization of non-cash incentive compensation.

(8)	Non-cash impairment charge on trademarks.

(9)	Miscellaneous non-cash and other earnings adjustments.

VERSO CORPORATION
(Name of Registrant as Specified in Charter)

VERSO PAPER HOLDINGS LLC
(Name of Registrant as Specified in Charter)

have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ Allen J. Campbell
Allen J. Campbell
Senior Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).